UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
October 1, 1999 through December 31, 1999

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

          ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from October 1, 1999 through December 31, 1999 (the "Reporting Period"):

          1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                               Maximum
               Maximum          Other         Maximum
               Money Pool     Short-Term       Total        SEC
Company        Borrowings     Borrowings     Borrowings     Limit

IESU           62,737,662          0.00      62,737,662     150,000,000
IPC            43,937,260          0.00      43,937,260      72,000,000
WP&L (*)      133,157,046          0.00     133,157,046              NA
SERVICES        4,603,671             0       4,603,671     100,000,000

          (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

          2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 5.61 %.


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          3.   The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

          Maximum        Maximum        Maximum
          Loans to       Corporate      Short-Term        SEC
          Money Pool     Borrowings     Borrowings       Limit

AEC       230,934,251    54,665,750     290,825,000    450,000,000
----------------

          Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.

          DATED:    February 4, 2000

                                        ALLIANT ENERGY CORPORATION

                                        IES UTILITIES INC.
                                        INTERSTATE POWER COMPANY
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        ALLIANT ENERGY CORPORATE SERVICES INC.

                                        BY:  ALLIANT ENERGY CORPORATION



                                        BY: /s/ Edward M. Gleason
                                           -----------------------------------
                                           Edward M. Gleason
                                           Vice President, Treasurer
                                           and Corporate Secretary